3211 Jermantown Road, Fairfax, VA 22030-2801

August 18, 2005

Via EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

(202) 551-6551

Attention: Morgan Youngwood, Staff Accountant

Re:	Anteon International Corporation

Form 10-K for the fiscal year ended December 31, 2004, Filed March 10, 2005

Form 12b-25, Filed May 11, 2005

File No. 001-31258

This letter responds to comments by the staff of the Securities and Exchange Commission (the “Commission”) contained in the letter (the “Comment Letter”) dated July 22, 2005, from Stephen Kirkorian, Accounting Branch Chief, to me, as Executive Vice President and Chief Financial Officer of Anteon International Corporation (the “Company” or “we”). The Company’s response to each comment is set forth below after each corresponding numbered comment.

Form 10-K for the fiscal year ended December 31, 2004

Selected Financial Data, page 24

1.

We note that you present the non-GAAP measures of “EBITDA” and “EBITDA margin” in your Selected Financial Data with a reconciliation to net income. You indicate that EBITDA is useful in understanding and measuring cash flows generated from operations. As such, it appears that this measure is presented as a non-GAAP liquidity measure. Explain how you determined the most directly comparable financial measure calculated and presented in accordance with GAAP to be net income rather than a measure of cash flows.

3211 Jermantown Road, Fairfax, VA 22030-2801

Response 1:

Because the Company believes that EBITDA is a performance measure and not a liquidity measure, it has reconciled EBITDA to net income. The Company has found EBITDA to be a useful alternative to net income and as an additional indicator of operating performance. We also consider EBITDA to be a relevant and useful metric to compare our operating performance with that of our competitors. The Company includes EBITDA in its annual operating plan to determine appropriate levels of capital investment and as a relevant metric in our incentive compensation program.

However, in light of the Company’s significant growth since its initial public offering in 2002, together with the implementation of FAS 141 (eliminating the amortization of goodwill acquired through acquisitions), and the Company’s relatively low capital expenditure requirements, the significance of EBITDA as a useful measure of performance has declined. Accordingly, the Company intends to eliminate the use of EBITDA in its SEC filings going forward.

Notes to Consolidated Financial Statements

Note (2) Summary of Significant Accounting Policies

(h) Revenue Recognition, page F-9

2.

We note from the disclosure on page 12 of your filing that you support the entire lifecycle of customer systems ranging from conceptual development through operational support. You indicate in your revenue recognition policy description that you evaluate contracts for multiple deliverables. Tell us how you separate and allocate the arrangement fee to each deliverable. Specifically, describe each type of deliverable included in your multiple element arrangements, how revenue is allocated to each element, and the method of revenue recognition for each element. Also indicate whether any amounts are contingent on the delivery of additional times or meeting other specified performance conditions such as operational support. Your response should address how you considered the guidance in SOP 97-2, EITF 03-05 and EITF 00-21.

Response 2:

In order for the staff to better understand our responses to questions 2 and 3, the Company believes that the staff should consider certain background information regarding the nature of our contracts with the U.S. federal government. As disclosed in our previous filings with the Commission, the Company provides services to its customers, principally agencies of the U.S. federal government, under

3211 Jermantown Road, Fairfax, VA 22030-2801

three primary contract types: time and materials, cost-plus reimbursement and firm fixed price. Revenues from agencies of the US federal government represent approximately 98% of total revenues with the balance generated from a variety of de minimis contracts with state, local and foreign customers.

Under time and materials (“T&M”) contracts, the Company is paid fixed hourly rates for direct-labor hours expended under specified labor categories. The Company recognizes revenue under these contracts based on the number of hours worked multiplied by the contractually agreed to billing rate for the labor category.

Fees on cost-type contracts are accrued in accordance with paragraph 57 of AICPA Statement of Position 81-1 as the related costs are incurred, since they are a percentage of costs incurred, and profits are, therefore, recognized as costs are incurred.

Fixed price contracts obligate the company to provide services or goods for a negotiated fixed price with the customer. The majority of the Company’s fixed price contracts are based on a fixed level of effort. This type of contract obligates the Company to devote a specified level of effort over a stated period of time for a fixed dollar amount, rather than requiring the delivery of a specific product or service. The Company accounts for these contracts in a manner similar to cost type contracts based on costs incurred plus estimated profit derived from the original estimate or a revised estimate of costs at contract completion.

The Company enters into few fixed price deliverable contracts. Under pure fixed-price arrangements, the Company is obligated to deliver a product or service at the established price without regard to the actual cost to perform. A number of these contracts are for the delivery of software and related maintenance. Revenues under pure fixed price contracts are recognized as the products are delivered or ratably over the service period. As noted above, this type of contract represents a de minimis part of the Company’s contract mix, from the perspective of both the number of contracts and revenue generated.

Most of the contracts awarded to us are contractual ordering vehicles under which separate task (or delivery) orders are individually awarded by the customer. The competitive task order bidding process typically requires our submission to the customer of detailed cost and pricing data that allows us to identify separate units of accounting. In some instances, the task or delivery order is further divided by the customer into segregable task elements, each of which has an identifiable scope of work. This, in turn, allows us to determine fair value for accounting purposes.

The Company has few contracts or tasks that require multiple deliverables, and in instances where the Company has such contracts, the deliverables are usually few in

3211 Jermantown Road, Fairfax, VA 22030-2801

number. The Company reviews the contract or task description to determine whether separate deliverables may be identified. The Company uses the criteria established by EITF 00-21 to determine if there are multiple deliverables. Each deliverable that meets the separation criteria is considered a “separate unit of accounting.” The Company allocates the total consideration to each separate unit of accounting based on the relative fair value of each separate unit of accounting.  After the consideration has been allocated to each separate unit of accounting, the Company applies the appropriate revenue recognition method for each separate unit of accounting. All deliverables that do not meet the separation criteria of EITF 00-21 are combined into one unit of accounting, and the appropriate revenue recognition method is applied.

The Company does, on occasion, sell software with multiple deliverables. These are the most common multiple deliverables situations and typically require the Company to sell software licenses with continuing maintenance or service to the government under arrangements with the software vendor. For contracts/tasks of this type (which again, are relatively few in number), the work and contract value is separated and two tasks are set up. Revenue for the sale of a software license or the sale of services relating to a software license is recognized in accordance with the provisions of AICPA Statement of Position No. 97-2, “Software Revenue Recognition.” Revenue related to the sale is generally recognized when the software is delivered, while revenue for the ongoing maintenance or service is recognized ratably over the period the maintenance or service is provided.

Finally, the Company has a few contracts under which we sell hardware together with the software and related maintenance. Generally, when we do provide hardware with the software and maintenance, we have information relating to the fair value of the hardware on a stand-alone basis because we sell hardware separately on other contracts, such as GSA schedules. When we sell hardware, software and maintenance in the same arrangement, we recognize the hardware revenue upon delivery and the software and maintenance revenues as described above in accordance with SOP 97.2.

3.

We note from your disclosures that revenues from substantially all service related fixed price contracts is recognized using the cost-to-cost method. Describe the nature of the services being provided. Explain why costs are used to measure your performance on these contracts. In this regard, we note that these arrangements are predominantly level of effort contracts, which are defined as contracts that involve a defined number of hours or a defined category of personnel. Also tell us whether your fixed price service contracts require any significant upfront costs.

3211 Jermantown Road, Fairfax, VA 22030-2801

Response 3:

The Company provides professional services principally to the U.S. federal government. These services are in support of a wide variety of information technology and engineering services type projects in which we provide people with specific technical expertise. In most cases, the customer also has specific education, training, experience and security requirements for our personnel assigned to the projects. There is also no initial up-front investment when the work commences and there is no learning curve that our employees must go through to perform the work.

The Company’s fixed price contracts are predominantly fixed price level of effort contracts that require us to supply a certain number of labor units of various labor categories within a prescribed period of performance. The Company uses costs incurred to recognize revenue because it believes that it is the best estimate of its progress on the contract. There are typically no tangible products produced. This method relies on estimates of total expected costs or total expected hours to complete the project. The Company performs periodic financial reviews of the contract to evaluate the estimate at completion keep the recognition of revenues and profits consistent with contract performance to date. Since these estimates require judgment depending on the complexity and length of the project, the amount of revenue and profit previously recognized may be subject to revision. When required, revisions to revenue and profit estimates are recorded in the period in which the facts that gave rise to the revision become known.

The Company has a limited number of contracts in which we provide services using pure fixed price contract vehicles and follow the guidance of SOP 81-1 Accounting for Performance of Construction-Type and Certain Production Type Contracts. Revenue is recognized using SOP 81-1 and follows the guidance as detailed in paragraph 13 which cites “contracts for services performed by architects, engineers, or architectural or engineering design firms.” Our contracts and tasks are considered discrete or project related activities. Thus, revenue is recognized and based on an input measure (i.e. labor hours and corresponding costs). The Company believes that they are, therefore, within the scope of the SOP 81-1.

Exhibit 23.1 Consent of KPMG LLP

4.	Please provide us with your auditor’s consent that contains the signature of the firm.

Response 4:

A copy of the signed consent is attached to this filing.

3211 Jermantown Road, Fairfax, VA 22030-2801

Form 12b-25 filed May 11, 2005

5.

We note that certain generalized allegations were made by an exiting employee relating to revenue accruals during the third and fourth quarters of 2004 in one of your business units and the Audit Committee engaged outside advisors to review matters related to these allegation. From your press release dated May 16, 2005, we note that the review has been completed. Provide us with a detailed description of these allegations and the results of the work performed by the outside advisors. Explain how you determined that there were no changes required to your previously announced financial results for the quarter and year ended December 31, 2004 and the quarter ended March 31, 2005. Tell us how you considered these generalized allegations in your assessment of disclosure controls and procedures as of March 31, 2005 and in your assessments of disclosure controls and procedures and internal control over financial reporting as of December 31, 2004.

Response 5:

On April 28, 2005, we became aware of certain allegations made by an exiting employee of the Company’s Technology Solutions Group (“TSG”), one of the Company’s three business units. TSG was responsible for approximately 29% percent of the Company’s revenues for the year ended December 31, 2004. The exiting employee’s complaints involved the employee’s alleged failure to be considered for certain positions and related allegations of discrimination. The employee also made generalized allegations suggesting the overstatement of other direct cost (“ODC”) accruals in TSG during the third and fourth quarters of 2004. The exiting employee provided very few details regarding these allegations. Further, the employee did not specify a dollar amount or provide examples of the alleged over-accruals.

In accordance with its internal procedures, the Company immediately notified the Audit Committee of these generalized allegations. The Company’s Audit Committee then engaged independent outside legal counsel to conduct an investigation of the allegations relating to TSG ODC accruals in the third and fourth quarters of 2004. Outside counsel interviewed current and former employees about the TSG ODC accruals during the relevant time period and reviewed certain pertinent emails and other documents.  After reviewing the evidence, outside counsel determined that the allegations involved TSG ODC accruals during the quarter ended December 31, 2004, not the third quarter of 2004. Outside counsel also engaged forensic accountants from a nationally recognized firm to assist in this investigation and to perform certain requested procedures of TSG accruals at December 31, 2004 and March 31, 2005, including a statistical analysis and a review of specific items.

3211 Jermantown Road, Fairfax, VA 22030-2801

The results of independent outside counsel’s investigation and analysis were reported to the Audit Committee and the Company, as well as to the Company’s outside auditor, independent registered public accounting firm KPMG LLP (“KPMG”), who concluded that no evidence existed to indicate a material overstatement in TSG ODC accruals for the quarters ended December 31, 2004 and March 31, 2005. Consequently, the Company, the Audit Committee and KPMG concluded that there were no changes required to the Company’s financial results for the quarter and year ended December 31, 2004 or for the quarter ended March 31, 2005.

When management assessed its disclosure controls and procedures for the quarter ended March 31, 2005 it did consider the generalized allegations made by the departing employee and the results of the investigation. In its assessment, management considered, among other things, that certain information regarding TSG ODC accruals had reached management prior to the allegations being made and such information had no material affect on TSG’s or the Company’s results. Based on this assessment, the Company determined that its disclosure controls and procedures were effective as of March 31, 2005. These same facts led to management’s determination that its disclosure controls and procedures were effective as of December 31, 2004 and no change in its disclosure was necessary for the quarter or year ended as of that date. Additionally, based upon the finding that the Company’s financial results were unaffected, the Company concluded no change to its internal controls over financial reporting which would materially affect, or which was reasonably likely to materially affect, the Company’s internal controls over financial reporting was necessary, in light of these events.

The Company has supplementally provided to the staff additional information relating to the investigation.  The Company respectfully requests that the materials so provided separately to the staff be treated as supplemental information under Rule 12b-4 under the Exchange Act and be returned by the staff upon completion of its review.

* * * * *

3211 Jermantown Road, Fairfax, VA 22030-2801

The Company understands the following:

We are responsible for the adequacy and accuracy of the disclosure in the filings referenced above;

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings referenced above; and

We may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned (at the above number) or Curtis L. Schehr at (703) 246-0635.

Very truly yours, /s/ Charles S. Ream
Charles S. Ream Executive Vice President and Chief Financial Officer

Attachments

cc:	Gilbert F. Decker, Chairman, Audit Committee

Stanley E. Kroll, KPMG LLP

John C. Kennedy, Esq., Paul, Weiss, Rifkind, Wharton & Garrison LLP